UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __________)*

MARINA BIOTECH, INC.

(Name of Issuer)

Common Stock, $0.006 par value per share

(Title of Class of Securities)

56804Q102

(CUSIP Number)

August 21, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	56804Q102

1
		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		Pryor Cashman LLP
2
		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

		(a) ☐
		(b) ☒
3
		SEC USE ONLY

4
		CITIZENSHIP OR PLACE OF ORGANIZATION

		State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5
		SOLE VOTING POWER

		1,800,000
		6
		SHARED VOTING POWER

		0
		7
		SOLE DISPOSITIVE POWER

		1,800,000
		8
		SHARED DISPOSITIVE POWER

		0
9
		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		1,800,000
10
		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

		☐
11
		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

		14.6%*
12
		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

		PN
		FOOTNOTES
		In full satisfaction of amounts owing from the Issuer to the Reporting Person for services performed on or prior to August 7, 2012 (the “Obligations”), the Issuer issued to the Reporting Person an aggregate of 1,800,000 shares (the “Shares”) of the common stock, par value $0.006 per share (the “Common Stock”), of the Issuer. The Shares shall be forfeited to the Issuer on August 1, 2022, unless any one of the following events or transactions have theretofore occurred (for purposes of clarity, immediately upon the occurrence of any one of the following events or transactions, the Issuer’s forfeiture right shall lapse and be null and void without any further action or notice by either of the Issuer or the Reporting Person): (i) a transaction that results in a “change in control” of the Issuer (as defined in the Issuer’s 2008 Stock Incentive Plan) where the shareholders of the Issuer will receive primarily cash and/or marketable securities; (ii) a listing of the Common Stock on NASDAQ, NYSE Amex or any equivalent exchange in the United States or any foreign jurisdiction; or (iii) the receipt by the Issuer, in aggregate, in excess of $3,000,000 in any combination of capital raises, asset sales or research, license, partnership or other third-party agreements. The Reporting Person may not transfer the Shares while the Shares are subject to forfeiture in accordance with the above
	*	Based on 10,551,193 shares outstanding as set forth in the Prospectus Supplement filed with the SEC on March 22, 2012.

Item 1.

(a)	Name of Issuer

Marina Biotech, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3830 Monte Villa Parkway Bothell, Washington 98021

Item 2.

(a)	Name of Person Filing

Pryor Cashman LLP

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of Pryor Cashman LLP is: 7 Times Square, 40th Floor, New York, New York 10036.

(c)	Citizenship

Pryor Cashman LLP is a New York limited liability partnership.

(d)	Title of Class of Securities

Common Stock, $0.006 par value per share

(e)	CUSIP Number

56804Q102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐ 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,800,000

(b)	Percent of class: 14.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,800,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,800,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2012	By:	/s/ Eric B. Woldenberg
Name: Eric B. Woldenberg
Title: Partner

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)